EXHIBIT 99.1

eFuture Announces Unaudited Fourth Quarter and Full Year 2015 Financial Results

BEIJING, March 04, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (Nasdaq:EFUT) (the “Company” or “eFuture”), a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Full Year 2015 Financial and Operational Highlights

  Total revenue increased 1% year-over-year to RMB221.6 million (US$34.2 million).
  Gross profit decreased 1% year-over-year to RMB92.1 million (US$14.2 million).
  Adjusted EBITDA increased 2% year-over-year to RMB20.0 million (US$3.1 million).
  Operating income decreased 27% year-over-year to RMB7.8 million (US$1.2 million).
  Net income decreased 55% year-over-year to RMB3.3 million (US$0.5 million)
  Adjusted net income decreased 5% year-over-year to RMB13.7 million (US$2.1 million), as compared to adjusted net income of RMB14.5 million in 2014.
  Basic earnings per share decreased 61% year-over-year to RMB0.69 (US$0.11), as compared to basic earnings per share of RMB1.77 in 2014.
  Diluted earnings per share decreased 60% year-over-year to RMB0.69 (US$0.11), as compared to diluted earnings per share of RMB1.71 in 2014.
  Adjusted diluted earnings per share decreased 16% year-over-year to RMB2.80 (US$0.43), as compared to adjusted diluted earnings per share of RMB3.35 in 2014.
  Backlog as of December 31, 2015 decreased 5% year-over-year to RMB138.7million (US$24.1 million).

Fourth Quarter 2015 Financial Highlights

  Total revenue decreased 2% year-over-year to RMB129.0 million (US$19.9 million).
  Gross profit decreased 6% year-over-year to RMB54.3 million (US$8.4 million).
  Adjusted EBITDA decreased 2% year-over-year to RMB27.1 million (US$4.2million), compared to RMB27.6 million in the fourth quarter 2014.
  Operating income decreased 5% year-over-year to RMB22.6 million (US$3.5 million), compared to RMB23.8 million in the fourth quarter 2014.
  Net income decreased 1% year-over-year to RMB18.5 million (US$2.9 million), compared to RMB18.7 million in the fourth quarter 2014.
  Adjusted net income remained level at 22.1 million (US$3.4 million), compared to adjusted net income of RMB22.1 million in the fourth quarter 2014.
  Basic and diluted earnings per share decreased 17% year-over-year to RMB3.60 (US$0.56), as compared to RMB4.35 in the fourth quarter 2014.
  Adjusted diluted earnings per share decreased 19% year-over-year to RMB4.17 (US$0.66), as compared to adjusted diluted earnings per share of RMB5.12 in the fourth quarter 2014.

"In 2015, we focused on the company's management structure realignment to better serve our core business--software and services. We also selected, reviewed and adjusted our innovative businesses for incubation. We fine-tuned the company's business strategy rationally--build an open and cooperative software and cloud service platform that forms the omni-channel sales loop by connecting retailers, merchandises and consumers and provides an O2O ("Online together with Offline") matchmaker service to help internet platforms cooperate with physical retailers in different real-world scenarios." Mr. David Ren, Chief Executive Officer of eFuture, commented.

“As Shiji (Hong Kong) Limited acquired more than 50% of our ordinary shares in November 2015 and is a wholly owned subsidiary of Beijing Shiji Information Technology Co. Ltd. (Shenzhen Stock Exchange:002153), the Company plans to work closely with Shiji in developing a strategy relating to our omni-channel platform which provides Chinese retailers and consumers with big data value-added services, that benefits both companies. ” Mr. Ren added.

“We are pleased that we have successfully delivered on our promise to maintain sustained profitable results for the fiscal year 2015. The rapid increase of service revenue mix demonstrates the potential for becoming the fundamental strength of our core business. Our omni-channel solution business continues to gain momentum through the support of those innovative retailers who seek to provide their customers with a seamless shopping experience.  We will focus on R&D investment and product optimization, as well as labor efficiency improvement.” Ms. Ping Yu, Chief Financial Officer of eFuture, said.

FULL YEAR 2015 FINANCIAL RESULTS

Revenue

Total revenue for full year of 2015 increased to RMB 221.6 million (US$34.2 million) from RMB219.5 million in 2014.

Revenue Breakdown

	FY14	FY15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Software revenue	83,693	73,393	11,330	-12%
Hardware revenue	5,949	8,129	1,255	37%
Service fee revenue	129,812	140,043	21,619	8%
Total	219,454	221,565	34,204	1%

Software revenue for 2015 decreased 12% year-over-year to RMB73.4 million (US$11.3 million) from RMB83.7 million in 2014. The decrease was primarily due to the continued reduction of new physical retail stores under the current macro economy condition.

Hardware revenue for 2015 increased 37% year-over-year to RMB8.1 million (US$1.3 million) from RMB5.9 million in 2014. The increase was due to the completion of two one-off projects in the shopping mall and logistics industry in 2015.

Service fee revenue for 2015 increased 8% year-over-year to RMB140.0 million (US$21.6 million) from RMB129.8 million in 2014. The increase was primarily attributable to completion of a large customizable service project for a key customer in the grocery industry.

Cost of Revenue

Cost of revenue for 2015 increased 3% to RMB129.5 million (US$20.0 million) from RMB126.1 million in 2014. The primary reason was the increased amortization of software costs associated with innovative projects development from previous years.

Cost of Revenue Breakdown

	FY14	FY15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Cost of software revenue	19,600	19,175	2,960	-2%
Cost of hardware revenue	6,033	6,827	1,054	13%
Cost of service fee revenue	96,712	95,029	14,670	-2%
Amortization of software costs	3,766	8,423	1,300	124%
Total	126,111	129,453	19,984	3%

Gross Profit and Gross Margin

Gross profit decreased 1% year-over-year to RMB92.1 million (US$14.2 million) from RMB93.3 million in 2014, and consolidated gross margin for 2015 was 42%, compared with 43% in 2014.

Operating Expenses

Research and development (“R&D”) expenses for 2015 increased 8% year-over-year to RMB8.7 million (US$1.3 million), or 4% of total revenue, compared with RMB8.0 million, or 4% of total revenue in 2014. The increase was primarily attributable to expenditures on innovative projects.

General and administrative expenses (“G&A”) for 2015 increased 37% year-over-year to RMB37.5 million (US$5.8 million), representing 17% of total revenue, compared with RMB27.4 million, or 12% of total revenue in 2014. The increase was primarily attributable to the increase in staff costs and an increased bad debt provision resulting from a trade receivable that had not been collected on schedule, as well as higher rental costs and expenses resulting from moving into two new offices in Beijing.

Selling and distribution (“S&D”) expenses for 2015 was RMB38.2 million (US$5.9 million), representing 17% of total revenue, compared with RMB47.3 million, or 22% of total revenue in 2014. The decrease was primarily attributable to enhanced human resource integration and improved management efficiency.

Operating Income

Operating income in 2015 was RMB7.8 million (US$1.2 million), compared with an operating income RMB10.6 million in 2014. The decrease of 27% was primarily due to the increased amortization of software costs associated with innovative projects development from previous years.

Net Income/Adjusted Net Income and Earnings Per Share/Adjusted Earnings Per Share

2015 net income decreased 55% to RMB3.3 million (US$0.5 million), compared with net income RMB7.4 million in 2014. Adjusted net income decreased 5% to RMB13.7 million (US$2.1 million) for 2015, compared with an adjusted net income RMB14.5 million in 2014.

Basic earnings per share in 2015 decreased 61% to RMB0.69 (US$0.11), compared to basic earnings per share of RMB1.77 in 2014. Diluted earnings per share decreased 60% to RMB0.69(US$0.11), compared to diluted earnings per share of RMB1.71 in 2014. Adjusted diluted earnings per share was RMB2.80 (US$0.43), compared to an adjusted diluted earnings per share RMB3.35 in 2014.

EBITDA

Adjusted EBITDA for 2015 was RMB20.0 million (US$3.1 million), compared to RMB19.5 million in 2014, an increase of 2%.

FOURTH QUARTER 2015 FINANCIAL RESULTS

Revenue

Total revenue for the fourth quarter 2015 decreased 2% to RMB129.0 million (US$19.9 million) from RMB131.5 million in the fourth quarter 2014.

Revenue Breakdown

	4Q14	4Q15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Software revenue	54,929	41,649	6,429	-24%
Hardware revenue	3,508	1,898	293	-46%
Service fee revenue	73,112	85,463	13,194	17%
Total	131,549	129,010	19,916	-2%

Software revenue for the fourth quarter 2015 decreased 24% year-over-year to RMB41.6 million (US$6.4 million) from RMB54.9 million in the fourth quarter 2014.  The decrease of 24% was primarily attributable to the continued reduction of new physical retail stores under the current macro economy condition.

Hardware revenue in the fourth quarter 2015 decreased 46% year-over-year to RMB1.9 million (US$0.3 million) from RMB3.5 million in the fourth quarter 2014. The decrease was the completion of two one-off projects in the department store and shopping mall industries in the fourth quarter in 2014.

Service fee revenue for the fourth quarter 2015 increased 17% year-over-year to RMB85.5 million (US$13.2 million) from RMB73.1 million in the fourth quarter 2014. The increase was primarily due to completion of a large customizable service project from a key customer in grocery industry.

Cost of Revenue

Cost of revenue for the fourth quarter 2015 increased 1% to RMB74.8 million (US$11.5 million) from RMB73.8 million in the fourth quarter 2014.

Cost of Revenue Breakdown

	4Q14	4Q15
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Cost of software revenue	12,131	12,030	1,857	-1%
Cost of hardware revenue	3,728	1,501	232	-60%
Cost of service fee revenue	57,012	58,341	9,006	2%
Amortization of software costs	955	2,878	444	201%
Total	73,826	74,750	11,539	1%

Gross Profit and Gross Margin

Gross profit decreased 6% year-over-year to RMB54.3 million (US$8.4 million) from RMB57.7 million in the fourth quarter 2014, and consolidated gross margin for the fourth quarter 2015 was 42%, compared with 44% in the fourth quarter 2014. The decrease in gross margin was primarily due to the increased amortization of software costs associated with innovative projects development from previous years.

Operating Expenses

Research and development (“R&D”) expenses for the fourth quarter 2015 decreased 33% year-over-year to RMB4.0 million (US$0.6 million), representing 3% of total revenue, compared to RMB6.0 million, or 5% of total revenue in the fourth quarter 2014. The decrease was primarily attributable to a decreased option expense and related expenditure as employee incentive plan granted in December 2014, as well as the expenditure of some software projects in the fourth quarter 2014.

General and administrative expenses (“G&A”) for the fourth quarter 2015 increased 40% year-over-year to RMB14.4 million (US$2.2 million), representing 11% of total revenue, compared with RMB10.3 million, or 8% of total revenue in the fourth quarter 2014. The increase was primarily attributable to an increased bad debt provision resulting from a trade receivable that had not been collected on schedule, the increase in staff costs, as well as higher rental costs and expenses resulting from moving into two new offices in Beijing in the fourth quarter 2015.

Selling and distribution (“S&D”) expenses for the fourth quarter 2015 decreased 25% year-over-year to RMB13.3 million (US$2.1 million), representing 10% of total revenue, compared with RMB17.6 million, or 13% of total revenue in the fourth quarter 2014. The decrease was primarily attributable to improved management efficiency on investments in marketing events in the fourth quarter 2015.

Operating Income

Operating income in the fourth quarter 2015 was RMB22.6 million (US$3.5 million), decreased by 5% from RMB23.8 million in the fourth quarter 2014.

Net Income/Adjusted Net Income and Earnings Per Share/Adjusted Earnings Per Share

Fourth quarter 2015 net income decreased 1% to RMB18.5 million (US$2.9 million), compared with net income of RMB18.7 million in the fourth quarter 2014. Adjusted net income for the fourth quarter 2015 remained level at RMB22.1 million (US$3.4 million), compared to RMB22.1 million in the fourth quarter 2014.

Basic and diluted earnings per share in the fourth quarter 2015 decreased to RMB3.60 (US$0.56), or 17%, compared to basic and diluted earnings per share of RMB4.35 in the fourth quarter 2014. Adjusted diluted earnings per share was RMB4.17 (US$0.66), compared to RMB5.12 in the fourth quarter 2014, a decrease of 19%.

EBITDA

Adjusted EBITDA for the fourth quarter 2015 decreased 2% to RMB27.1 million (US$4.2 million), compared to RMB27.6 million in the fourth quarter 2014.

Balance Sheet and Cash Flow

As of December 31, 2015, cash and cash equivalents were RMB106.7 million (US$16.5 million), an increase of RMB42.1 million from RMB64.6 million as of December 31, 2014. The increase was mainly attributable to increased cash flows from the exercise of options by employees and cash flows from issuance of ordinary shares through the private placement transaction in 2015.

Total accounts receivable as of December 31, 2015 increased 35% to RMB55.2 million (US$8.5 million) from RMB40.9 million as of December 31, 2014. This resulted from the completion of several projects in the fourth quarter 2015, and it is expected that customers will make payments over the next few months.

Inventory and work in processes as of December 31, 2015 increased 13% to RMB16.5 million (US$2.5 million) from RMB14.6 million as of December 31, 2014. The increase was primarily attributable to a number of on-going large projects which had not reached the point of revenue recognition.

For the full year ended December 31, 2015, net cash provided by operating activities was RMB24.7 million (US$3.8 million). Net cash used in investing activities was RMB6.7 million (US$1.0 million). Net cash provided by financing activities was RMB23.4 (US$3.6 million).

FIRST QUARTER 2016 GUIDANCE

eFuture expects total revenue for the first quarter 2016 to range between RMB19 million (US$2.9 million) to RMB24million (US$3.7million), and adjusted EBITDA for the first quarter 2016 is expected to range between negative RMB9 million (US$1.4million) to negative RMB5 million (US$ 0.8 million).

TAX INSPECTION

The Beijing tax authority has not made a decision regarding the issue of underpayment of taxes as disclosed in the 2015 third quarter earnings release.

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.4778 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2015 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture's unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to eFuture's historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture's management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture's management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company's cost structure. eFuture's management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture's financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (NASDAQ:EFUT) is a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries. eFuture's clients include over 1,000 active retailers with more than 50,000 physical stores across China, of which approximately 45% were ranked among the top 100 chain retailers during 2014. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 4, 2016, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

- FINANCIAL TABLES TO FOLLOW -

EFUTURE HOLDING INC. AND SUBSIDIARIES		Exchange rate	6.4778
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,
	2014	2015	2015
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	64,558,916	106,654,067	16,464,551
Trade receivables,net of allowance for doubtful accounts of ¥4,502,766 and ¥9,967,342($1,538,692), respectively	40,889,759	55,237,392	8,527,184
Refundable value added tax	6,765,916	2,179,123	336,399
Advances to employees	1,117,272	697,006	107,599
Other receivables	2,474,076	2,072,858	319,994
Prepaid expenses	1,554,052	1,275,727	196,938
Inventory and work in process,net of inventory provision of ¥4,356,091 and ¥4,026,525($621,588), respectively	14,560,195	16,512,881	2,549,150
Deferred tax assets, current portion	7,046,782	7,637,587	1,179,040
Total current assets	138,966,968	192,266,641	29,680,855
Non-current assets
Long-term investments,net of impairment of ¥240,000 and ¥240,000($37,050), respectively	-	-	-
Property and equipment, net of accumulated depreciation of ¥9,515,986 and ¥10,513,072($1,622,939), respectively	3,279,483	3,473,877	536,274
Intangible assets, net of accumulated amortization of ¥80,190,029 and ¥88,612,659($13,679,437), respectively	40,294,260	36,521,835	5,638,000
Goodwill	80,625,667	80,625,667	12,446,458
Deferred tax assets	919,637	998,139	154,086
Total non-current assets	125,119,047	121,619,518	18,774,818
Total assets	264,086,015	313,886,159	48,455,673

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	10,692,003	7,307,997	1,128,160
Trade payables	12,509,613	16,518,543	2,550,024
Other payables	17,978,021	36,988,223	5,709,998
Accrued expenses	24,685,555	24,860,304	3,837,770
Taxes payable	16,128,358	21,791,642	3,364,050
Advances from customers	51,661,078	43,935,067	6,782,406
Total current liabilities	133,654,628	151,401,776	23,372,408

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized;3,989,626 shares and 5,218,615 shares issued and outstanding, respectively	2,357,978	2,934,894	453,070
Additional paid-in capital	234,405,541	262,553,351	40,531,253
Statutory reserves	8,574,634	8,574,634	1,323,695
Accumulated deficits	(114,906,766)	(111,578,496)	(17,224,752)
Total equity	130,431,387	162,484,383	25,083,266
Total liabilities and equity	264,086,015	313,886,159	48,455,674

EFUTURE HOLDING INC. AND SUBSIDIARIES			Exchange rate	6.4778
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended				Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars		Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,		December 31,	December 31,	December 31,
	2014	2015	2015	Y-o-Y Change	2014	2015	2015	Y-o-Y Change
	(Audited)	(Unaudited)	(Unaudited)%		(Unaudited)	(Unaudited)	(Unaudited)%
Revenues
Software revenue	83,693,264	73,392,666	11,329,875	-12%	54,929,148	41,648,880	6,429,479	-24%
Hardware revenue	5,948,379	8,129,266	1,254,942	37%	3,507,942	1,897,697	292,954	-46%
Service fee revenue	129,812,064	140,042,841	21,618,889	8%	73,111,448	85,463,047	13,193,221	17%
Total revenues	219,453,707	221,564,773	34,203,706	1%	131,548,538	129,009,624	19,915,654	-2%

Cost of revenues
Cost of software revenue	19,599,743	19,174,966	2,960,105	-2%	12,130,816	12,030,260	1,857,152	-1%
Cost of hardware revenue	6,032,868	6,827,063	1,053,917	13%	3,728,198	1,501,176	231,742	-60%
Cost of service fee revenue	96,712,746	95,028,741	14,669,910	-2%	57,012,162	58,341,132	9,006,319	2%
Amortization of software costs	3,765,833	8,422,630	1,300,230	124%	954,637	2,877,842	444,262	201%
Total cost of revenues	126,111,190	129,453,400	19,984,162	3%	73,825,813	74,750,410	11,539,475	1%

Gross profit	93,342,517	92,111,373	14,219,544	-1%	57,722,725	54,259,214	8,376,179	-6%

Operating expenses
Research and development expenses	8,017,819	8,684,459	1,340,649	8%	5,987,184	4,003,153	617,980	-33%
General and administrative expenses	27,369,028	37,458,620	5,782,614	37%	10,294,982	14,387,456	2,221,040	40%
Selling and distribution expenses	47,339,529	38,185,022	5,894,752	-19%	17,617,431	13,283,146	2,050,564	-25%
Total operating expenses	82,726,376	84,328,101	13,018,016	2%	33,899,597	31,673,755	4,889,585	-7%

Income from operations	10,616,141	7,783,272	1,201,528		23,823,128	22,585,459	3,486,594

Other income (expenses)
Interest income	564,750	296,389	45,755		83,490	59,338	9,160
Interest expenses	(164,171)	(822,860)	(127,028)		(139,146)	(114,102)	(17,614)
Other income	587,836	503,677	77,754		23,355	201,523	31,110
Foreign currency exchange gain (loss)	7,649	746,505	115,241		(11,366)	615,762	95,057
Income before income tax	11,612,205	8,506,983	1,313,252		23,779,461	23,347,980	3,604,307
Less: Income tax expense	4,225,049	5,178,713	799,456		5,052,970	4,808,589	742,318
Net Income	7,387,156	3,328,270	513,796		18,726,491	18,539,391	2,861,989
Income per share
Basic	1.77	0.69	0.11		4.35	3.60	0.56
Diluted	1.71	0.69	0.11		4.35	3.60	0.56
Basic weighted average shares outstanding	4,173,014	4,842,727	4,842,727		4,309,234	5,156,553	5,156,553
Fully diluted weighted average shares outstanding	4,308,516	4,888,023	4,888,023		4,309,234	5,303,463	5,303,463

EFUTURE HOLDING INC. AND SUBSIDIARIES		Exchange rate	6.4778
NON-GAAP MEASURES OF PERFORMANCE

	Year ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2014	2015	2015
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME AND ADJUSTED EBITDA

Operating Income(GAAP basis)	10,616,141	7,783,272	1,201,528	23,823,128	22,585,459	3,486,594

Adjustments for non-GAAP measures of performance:
Add back amortization of intangibles	3,765,833	8,422,630	1,300,230	954,637	2,877,842	444,262
Add back share-based compensation expenses	3,298,602	1,951,097	301,197	2,397,094	683,603	105,530
Adjusted non-GAAP operating income	17,680,576	18,156,999	2,802,955	27,174,859	26,146,904	4,036,386
Add back depreciation	1,804,164	1,812,863	279,858	421,035	951,665	146,912

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	19,484,740	19,969,862	3,082,813	27,595,894	27,098,569	4,183,298

NON-GAAP OPERATING INCOME AND ADJUSTED EBITDA, as a percentage of revenue

Operating income (GAAP BASIS)	5%	4%	4%	18%	18%	18%

Adjustments for non-GAAP measures of performance:
Amortization of intangibles	2%	4%	4%	1%	2%	2%
Share-based compensation expenses	2%	1%	1%	2%	1%	1%
Adjusted non-GAAP operating income	8%	8%	8%	21%	20%	20%
Depreciation	1%	1%	1%	0%	1%	1%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	9%	9%	9%	21%	21%	21%

NON-GAAP EARNINGS PER SHARE
Net income	7,387,156	3,328,270	513,796	18,726,491	18,539,391	2,861,989
Amortization of intangibles	3,765,833	8,422,630	1,300,230	954,637	2,877,842	444,262
Share-based compensation expenses	3,298,602	1,951,097	301,197	2,397,094	683,603	105,530
Adjusted net income	14,451,591	13,701,997	2,115,223	22,078,222	22,100,836	3,411,781

Adjusted non-GAAP diluted earning per share	3.35	2.80	0.43	5.12	4.17	0.66
Shares used to compute non-GAAP diluted income per share	4,308,516	4,888,023	4,888,023	4,309,234	5,303,463	5,156,553

EFUTURE HOLDING INC. AND SUBSIDIARIES		Exchange rate	6.4778
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2015	2015	2014	2015	2015
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	7,387,156	3,328,270	513,796	18,726,491	18,539,391	2,861,989
Adjustments to reconcile net income to net cash flows used in operating activities:
Depreciation of property and equipment	1,804,164	1,812,863	279,858	421,035	465,172	71,810
Amortization of intangible assets	3,765,833	8,422,630	1,300,230	954,637	2,877,842	444,262
Loss on disposal of property and equipment	26,165	13,180	2,035	2,230	5,056	781
Allowance for doubtful accounts	1,962,403	6,107,799	942,882	727,892	3,071,991	474,234
Provision for loss in inventory and work in process	8,302,435	(329,566)	(50,876)	4,980,051	2,063,723	318,584
Compensation expenses	3,298,602	1,951,097	301,197	2,397,094	314,021	48,476
Deferred income taxes	509,041	(669,307)	(103,323)	1,336,962	(639,431)	(98,711)
Foreign exchange loss	(7,649)	(746,505)	(115,241)	(13,925)	(615,762)	(95,057)
Other noncash expense		-	-	(891,945)	(3,042,653)	(469,705)
Changes in assets and liabilities:
Trade receivables	(16,765,678)	(21,110,432)	(3,258,889)	(15,883,442)	(23,475,419)	(3,623,980)
Refundable value added tax	(4,718,654)	4,586,793	708,079	(2,134,888)	999,680	154,324
Advances to employees	331,470	420,266	64,878	421,059	299,369	46,215
Advances to suppliers	-	-	-	30,667	-	-
Other receivables	(29,794)	1,056,218	163,052	(140,799)	447,205	69,037
Prepaid expenses	(316,705)	278,325	42,966	97,526	303,144	46,797
Inventory and work in process	(2,962,248)	(1,623,120)	(250,568)	21,428,131	25,665,002	3,961,994
Trade payables	510,352	4,008,930	618,872	4,598,371	4,683,038	722,936
Other payables	(403,860)	19,010,202	2,934,669	(863,024)	23,391,690	3,611,055
Accrued expenses	2,448,355	174,749	26,977	16,837,389	17,010,405	2,625,954
Taxes payable	683,881	5,720,055	883,024	10,857,594	12,822,610	1,979,470
Advances from customers	(2,409,613)	(7,726,011)	(1,192,692)	(43,464,582)	(34,490,702)	(5,324,447)
Net cash provided by operating activities	3,415,656	24,686,436	3,810,926	20,424,524	50,695,372	7,826,018

Cash flows from investing activities:
Purchases of property and equipment	(1,789,314)	(2,131,596)	(329,062)	(244,654)	(31,699)	(4,893)
Payments for intangible assets	(10,458,286)	(4,650,204)	(717,869)	955,818	2,788,555	430,479
Cash received from disposal of property and equipment	14,751	54,388	8,396	11,451	54,594	8,428
Net cash provided by(used in) investing activities	(12,232,849)	(6,727,412)	(1,038,534)	722,615	2,811,450	434,014

Cash flows from financing activities:
Proceeds from short-term loans	10,692,003	(3,384,006)	(522,401)	7,692,003	(2,692,003)	(415,574)
Proceeds from exercise of options by employees	55,805	7,023,416	1,084,229	-	6,844,536	1,056,614
Issurance of ordinary shares	-	19,750,212	3,048,907	-	-	-
Net cash provided by financing activities	10,747,808	23,389,622	3,610,735	7,692,003	4,152,533	641,040

Effect of exchange rate changes on cash and cash equivalents	7,649	746,505	115,241	13,925	615,762	95,057

Net increase in cash and cash equivalents	1,938,264	42,095,151	6,498,368	28,853,067	58,275,117	8,996,128

Cash and cash equivalents at beginning of period	62,620,652	64,558,916	9,966,179	35,705,849	48,378,950	7,468,423
Cash and cash equivalents at end of period	64,558,916	106,654,067	16,464,551	64,558,916	106,654,067	16,464,551

Supplemental cash flow information
Interest paid	164,171	810,609	125,136	139,146	120,601	18,618
Income tax paid	3,736,424	3,042,230	469,639	-	-	-

INVESTOR CONTACT:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn